

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Via E-mail
Bryan B. DeBoer
President and Chief Executive Officer
Lithia Motors, Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re:** **Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Response dated December 3, 2014**
> **File No. 1-14733**

Dear Mr. DeBoer:

We have reviewed your response dated December 3, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements, page F-8

(1) Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-14

1. We have read your responses to comments 1-4 of our letter dated October 29, 2014 and considered the information you discussed on the January 21, 2015 conference call. Based on the information you presented, we note the following:

    - Each store is operated in an autonomous manner by a general manager who is responsible for meeting profit targets established by your CODM.

    - Your CODM regularly obtains and actively reviews store-level financial results.

- Your CODM participates in termination decisions of general managers at underperforming locations.

- Your CODM actively participates in completing financial forecasts at the store level, reviews actual versus budgetary results at the store level, and visits individual stores to discuss and review store performance with store general managers.

Given the above factors, each store appears to meet the definition of an operating segment in accordance with ASC 280-10-50-1. As a result, please provide us with an analysis that illustrates how your stores should be aggregated into reportable segments under ASC 280-10-50-11 through 50-14. In determining the appropriate aggregation level(s), please tell us how you have considered each factor based on differences based on geography, manufacturer and type of brand (domestic, luxury and imported), as relevant.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief